058 Putnam Investment Grade Municipal Trust attachment
11/30/05 Annual

Shareholder meeting results (Unaudited)

The annual meeting of shareholders of the fund was held on October 28, 2005.

At the meeting, each of the nominees for Trustees was elected, as follows:

      			 Common and preferred shares
      			 Votes for 	Votes withheld

Jameson A. Baxter 	 18,074,776 	1,079,459
Charles B. Curtis 	 18,074,578 	1,079,657
Myra R. Drucker 	 18,067,901 	1,086,334
Charles E. Haldeman, Jr. 18,079,409 	1,074,826
Paul L. Joskow 		 18,071,319 	1,082,916
Elizabeth T. Kennan 	 18,053,707 	1,100,528
John H. Mullin, III 	 18,075,388 	1,078,847
George Putnam, III 	 18,075,183 	1,079,052
W. Thomas Stephens 	 18,079,980 	1,074,255
Richard B. Worley 	 18,075,940 	1,078,295

      			 Preferred shares
      			 Votes for 	Votes withheld

John A. Hill 		 1,303 		50
Robert E. Patterson 	 1,303 		50

All tabulations rounded to the nearest whole number.